UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-38103 333-283305-01

JANUS HENDERSON GROUP Ltd.

Janus henderson us (holdings) inc.

(Exact name of registrant as specified in its charter)

201 Bishopsgate
London,
United Kingdom

EC2M3AE

+44 (0) 20 7818 1818

151 Detroit Street

Denver, Colorado 80206

+1 (303) 336 4529

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Janus Henderson Group Ltd. (as successor by merger to Janus Henderson Group plc)

Common Stock, par value $1.50 per share

Guarantee of 5.450% Senior Notes due 2034

Janus Henderson US (Holdings) Inc.

5.450% Senior Notes due 2034

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

*Explanatory Note: On June 30, 2026, Jupiter Company Limited, a company incorporated in Jersey (“Parent”), completed the previously announced acquisition of Janus Henderson Group plc (the “Company”), pursuant to the terms of the previously announced Agreement and Plan of Merger, dated as of December 21, 2025 (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 24, 2026, and as further amended and supplemented by the side letter agreement, dated as of June 16, 2026, the “Merger Agreement”), by and among the Company, Parent and Jupiter Merger Sub Limited, a company incorporated in Jersey and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”) in accordance with the Companies (Jersey) Law 1991, with the Company surviving the Merger as a wholly owned subsidiary of Parent and changing its name to “Janus Henderson Group Ltd.”.

The Company and its wholly owned subsidiary, Janus Henderson US (Holdings) Inc. (“Janus US”), previously registered Janus US’s 5.450% Senior Notes due 2034 (the “Notes”) and the guarantee thereof by the Company (the “Guarantee”) under the Securities Act of 1933, as amended, pursuant to the Registration Statement on Form S-4 (Registration Statement No. 333-283305), filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2024 (as amended by Amendment No. 1 to the Registration Statement, filed with the SEC on December 13, 2024, and Amendment No. 2 to the Registration Statement, filed with the SEC on January 21, 2025, the “Registration Statement”). As of the fiscal year beginning on July 1, 2026, the Notes and the Guarantee were held of record by less than 300 persons. As a result, pursuant to Section 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15 of the Exchange Act with respect to the Notes and the Guarantee was suspended, effective as of July 1, 2026. Janus US is exempt from the reporting requirements under Section 15(d) pursuant to Exchange Act Rule 12h-5. This Form 15 is not intended as an admission that Janus US was previously subject to the reporting requirements under Section 15(d) of the Exchange Act or that Exchange Act Rule 12h-5 is not applicable.

Approximate number of holders of record as of the certification or notice date:

Common Stock par value $1.50 per share: 1 holder

5.450% Senior Notes due 2034: 38

Guarantee of 5.450% Senior Notes due 2034: 38

Pursuant to the requirements of the Securities Exchange Act of 1934, Janus Henderson Group Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JANUS HENDERSON GROUP Ltd.

Date:	July 13, 2026	By:	/s/ Sukh Grewal
		Name:	Sukh Grewal
		Title:	Chief Financial Officer